Exhibit 99.1

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

Danaos Corporation Announces Pricing of Senior Notes Offering

Athens, Greece, February 4, 2021 – Danaos Corporation (the “Company”) (NYSE: DAC) announced today the pricing of its offering of $300 million of 8.500% senior unsecured notes due 2028. The notes are being offered and sold in a private offering exempt from the registration requirements under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Company intends to use the net proceeds from the offering, together with a new $815 million senior secured credit facility and a new $135 million sale leaseback arrangement, to implement a $1.25 billion refinancing of a substantial majority of its outstanding senior secured indebtedness. The offering is expected to close on or about February 11, 2021, subject to customary closing conditions.

This announcement is not an offer for sale or a recommendation or solicitation to buy or sell any securities, nor shall there be any offer, solicitation, or sale of any securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws.

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size containerships. Our current fleet of 65 containerships aggregating 403,793 TEUs, including five vessels owned by Gemini Shipholdings Corporation, a joint venture, ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Our fleet is chartered to many of the world’s largest liner companies on fixed-rate charters. Danaos Corporation’s shares trade on the New York Stock Exchange under the symbol “DAC”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect the current views of Danaos Corporation (including subsidiaries unless indicated or the context requires otherwise, the “Company,” “we,” “us,” and “our”) with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the novel coronavirus 2019 (“COVID-19”) pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, the effects of the refinancing transactions in 2018, the effects of the contemplated upcoming refinancing transactions, the Company’s ability to achieve the expected benefits of its refinancing transactions and comply with the terms of its credit facilities and other agreements entered into in connection with the such refinancings, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

The forward-looking statements and information contained in this announcement are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Company Contact:

Evangelos Chatzis	Iraklis Prokopakis
Chief Financial Officer	Senior Vice President and Chief Operating Officer
Danaos Corporation	Danaos Corporation
Athens, Greece	Athens, Greece
Tel.: +30 210 419 6480	Tel.: +30 210 419 6400
E-Mail: cfo@danaos.com	E-Mail: coo@danaos.com

Investor Relations and Financial Media

Rose & Company

New York

Tel. 212-359-2228

E-Mail: danaos@rosecoglobal.com

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